EXHIBIT 99.1

MAG Announces Second Dividend

All amounts herein are reported in United States dollars (“US$”) unless otherwise specified

VANCOUVER, British Columbia, May 08, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) declares a fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.18 per share (approximately 30% of the $61.5 million cash received from Juanicipio) for a total dividend of $0.20 per share payable on May 28, 2025 to shareholders on record as of May 19, 2025 (the “Dividend”). The Dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada).

“Returning capital to shareholders in a disciplined and transparent manner is a core pillar of our strategy. Today’s announcement, combining a fixed dividend with a performance-linked top-up, reflects our strong cash flow from Juanicipio and our commitment to aligning returns with operational results. This structure gives shareholders direct exposure to our success while preserving flexibility to fund growth and sustain future returns.”

The declaration, timing, amount, and payment of future dividends will be subject to the discretion and approval of the Board of Directors. The Company will review the dividend program on an ongoing basis and may amend it at any time depending on the Company’s then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, aside from the Dividend, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements regarding: the declaration, timing, amount, and payment of future dividends, including future cashflow-linked dividends and future periodic dividends pursuant to the Company’s dividend policy; future amendments to the Company’s dividend program; the tax treatment of the Dividend for non-resident investors; the continuation and maintenance of the Juanicipio plant’s 4,000 tpd design capacity, and the anticipated cash flow and value generation arising therefrom; and the Company’s expectations towards completion of the exploration plans at the Larder and the Deer Trail Projects. All statements in this release, other than statements of historical facts are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, commodities prices, changes in expected mineral production performance, risks relating to the operation of the Juanicipio Mine and the Company's minority interest in the same, risks relating to the Company’s business operations, risks relating to the Company’s property titles, risks related to receipt of required regulatory approvals, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, environmental risk, political risk, risks relating to tariff and trade protectionism measures, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward- looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedarplus.ca and www.sec.gov.

For further information on behalf of MAG Silver Corp.,
please contact Fausto Di Trapani, Chief Financial Officer.

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com